

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 22, 2024

Michael Clark
Chief Financial Officer
Contango ORE, Inc.
516 2nd Avenue, Suite 401
Fairbanks, Alaska 99701

     Re: Contango ORE, Inc.
          Registration Statement on Form S-3
          Filed November 15, 2024
          File No. 333-283285

Dear Michael Clark:

        This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Please contact Claudia Rios at 202-551-8770 with any questions.

        Sincerely,

        Division of Corporation Finance
        Office of Energy & Transportation

cc: Paul Monsour, Esq.